November 13, 2020	Todd P. Zerega TZerega@perkinscoie.com D. +1.202.654.6378 F. +1.202.654.9941

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention:  Elena Stojic

Re:	Humankind Benefit Corporation
File No. 333-248060; ICA No. 811-23602

Dear Ms. Stojic:

On behalf of our client, Human Benefit Corporation (the “Company”) and its series, Humankind US Stock ETF (the “Fund”), we are responding to written comments from the staff of the Division of Investment Management dated September 16, 2020 relating to the Company’s Form N-1A, which was filed on August 17, 2020.

The comments are set forth below.  Responses follow each comment.  Any text citation refers to the revised Form N-1A, which will be filed with this letter.

General

1.	Comment

We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response

We respectfully acknowledge the comment and look forward to addressing any additional comments the staff may have.

November 13, 2020

2.	Comment

We note your disclosure that the Trust “is structured as a Maryland Benefit Corporation in order to pursue the goal of making a material, positive impact on humanity.” Our general understanding is that under Maryland Corporations and Associations Code Sec. 5-6C, a Benefit Corporation is obligated to create a general public benefit, which is defined to mean “a material, positive impact on society and the environment, as measured by a third party standard, through activities that promote a combination of specific public benefits.” In connection with your Benefit Corporation election, Section 5-6C-07 appears to require your directors to consider the effects of any action or decision not to act on various constituencies beyond shareholders in a manner that is different from a Maryland corporation or trust.

In order to help us understand your disclosure, and the regulatory impact of organizing a registered investment company as a Maryland Benefit Corporation, please explain:

•	how you fit within the statutory framework to qualify as a Maryland Benefit Corporation;

•	the implications to the Fund and investors if you subsequently fail to qualify as a Benefit Corporation;

•	how you intend to comply with the requirements to make a required annual benefit report available; and disclose how investors may obtain a copy;

•	what Article Fourth of your Articles of Incorporation means in practical terms and where you have disclosed its impact to investors;

•
the material differences between the adviser’s and directors’ duties and obligations to the Fund and its shareholders as a result of the Trust’s election to be a Benefit Corporation as compared to if it were organized as a Maryland corporation or trust;

•	the impact that being a Benefit Corporation may or will have on Fund activities such as proxy voting; and,

•
how electing to be a Benefit Corporation, and any associated changes in the adviser’s or directors’ duties and obligations, is consonant with the obligations imposed upon advisers and directors under the Advisers Act and Investment Company Act.

Please ensure your response provides sufficient legal discussion and analysis to enable us to understand your response. We may have further comment.

November 13, 2020

Response

A. How you fit within the statutory framework to qualify as a Maryland Benefit Corporation

The classification of Maryland Benefit Corporation is available to any corporation or limited liability company that wishes to submit to the specific statutory requirements for Maryland Benefit Corporations.  While there are legal implications, it is primarily a business decision as to whether or not to submit to the requirements of a Maryland Benefit Corporation.

By way of clarification, we respectfully note that under the Maryland Code for Corporations and Associations (the “Maryland Code”), the Company is not “obligated to create a general public benefit” but rather must have the “purpose of creating a general public benefit.”  Md. Code Ann., Corps. & Ass’ns § 5-6C-06(a)(1).  The Company then must describe and report on the ways in which it “pursued” a general public benefit (and, if applicable, a specific public benefit), as well as the extent to which the general or specific public benefits were created or the circumstances that hindered the creation of the public benefits.  Id. §§ 5-6C-06, 5-6C-08.  As elaborated on below, the report delivered to shareholders must include an assessment of the societal and environmental performance of the Company prepared [by the Company] in accordance with a third-party standard applied consistently with the prior year’s report or accompanied by an explanation of the reasons for any inconsistent application.  Id. § 5-6C-08(a)(2).

1) The statutory framework of Maryland Benefit Corporations

The Maryland Code broadly defines “benefit corporation” to allow for any corporation to consider whether it would like to elect to be a benefit corporation.  Specifically, the Maryland Code defines “benefit corporation” as “a Maryland corporation that elects to be a benefit corporation in accordance with § 5–6C–03 of this subtitle and has not ceased to be a benefit corporation through the operation of § 5–6C–04 of this subtitle.”  Md. Code Ann., Corps. & Ass’ns § 5-6C-01(b) (2019) (emphasis added).  The Maryland Code in turn defines a “Maryland corporation” as “a corporation organized and existing under the laws of [Maryland].”  Id. § 1-101(s).  Throughout its provisions, the Maryland Code specifically contemplates the formation of open-end investment companies as “corporations.”  Indeed, the Maryland Code has in many instances been tailored to address the specific issues arising for open-end investment companies.  See, e.g., id. § 2-310.1(a) (“This section applies only to a corporation registered as an open-end company under the Investment Company Act of 1940.”); id. § 2-310.2(a) (addressing “Investment Companies; Holding Shares of Stock”); id. 2-208.2 (discussing “Multiple classes or series of stock; enforceability of debts, liabilities, obligations, and expenses”).

November 13, 2020

The election by a Maryland corporation as a Maryland Benefit Corporation under the Maryland Code entails the corporation satisfying several statutory requirements.  These statutory requirements include:

a)	The corporation must elect to be a benefit corporation by stating in its charter that it is a benefit corporation. Id. § 5-6C-03(a).

b)
The name of the benefit corporation must comply with specific naming requirements.  Id. § 5-6C-03(c); see also id. § 1-502(a)(2) (requiring that a benefit corporation’s name include “benefit corporation,” “benefit corp.” or some similar variation).

c)
Clear reference to the fact that the corporation is a benefit corporation must appear prominently at the head of the applicable charter documents on each physical stock certificate representing of the benefit corporation unless the Board has taken appropriate action to validly issue shares without stock certificates.  Id. § 5-6C-05.

d)
The benefit corporation must have the purpose of creating a general public benefit.  Id. § 5-6C-06(a)(1).  “General public benefit” is defined as “a material, positive impact on society and the environment, as measured by a third-party standard, through activities that promote a combination of specific public benefits.”  Id. § 5-6C-01(c).  Benefit corporations then have the ability, at their discretion, whether to identify one or more specific public benefits in addition to the general public benefit.  Id. § 5-6C-06(b)(1).

e)
The benefit corporation must deliver within a required timeframe to each shareholder an annual benefit report that includes certain items such as the ways in which the benefit corporation pursued a general public benefit and any stated specific public benefits.  Id. § 5-6C-08(a)(1).  The annual benefit report must also include an assessment of the societal and environmental performance of the benefit corporation prepared in accordance with a third-party standard applied consistently with the prior year's benefit report or accompanied by an explanation of the reasons for any inconsistent application.  Id. § 5-6C-08(a)(2).  The benefit corporation must also post its most recent benefit report to the public portion of its website.  Id. § 5-6C-08(c)(1).

 2) The Company satisfies the statutory requirements of the Maryland Code to be a Maryland Benefit Corporation

November 13, 2020

The Company meets the requirements described above to elect to be a Maryland benefit corporation and has taken all actions in compliance with the Maryland Code that have been possible to date.  First, the Company is organized as a Maryland corporation.  As noted above, the Maryland Code explicitly contemplates throughout its sections that an open-end investment company registered under the Investment Company Act may be formed as a Maryland corporation.  Second, as a Maryland corporation, the Company has thus far taken the following steps in accordance with the Maryland Code:

a)
The Company elected to be a benefit corporation by stating as much in the Third Article of its charter, which is attached as Exhibit 99(a)(1) to the Form N-1A filed by the Company on August 17, 2020.  See Id. § 5-6C-03(a).

b)	The Company’s name complies with the naming requirements under the Maryland Code by including “Benefit Corporation” in the corporation name. See id. § 5-6C-03(c); see also id. § 1-502(a)(2).

c)
The header of the Company’s charter states prominently “FOR A BENEFIT CORPORATION.”  See id. § 5-6C-05(1).  The Company has not amended its original charter to date; however, should it do so in the future, it will again ensure that the amended charter states prominently “FOR A BENEFIT CORPORATION.”  See id. § 5-6C-05(2).  Similarly, once the Company has its organizational meeting and its Board of Directors has been duly elected, it will proceed with the steps necessary to take the requisite action in order to not issue physical stock certificates.  See id. § 5-6C-05(3); id. § 2-210(c)(1).

d)
Under Section (a)(1) and (a)(2) of the Fourth Article of its charter, the Company has been formed with the purpose of: (i) creating a general public benefit and (ii) creating the stated specific public benefit.  See id. §§ 5-6C-06(a)(1), 5-6C-06(b)(1).  To change the Company’s status as a benefit corporation would require a two-thirds vote of the Company’s shareholders.  Id. § 2-604(f).

e)
As it is newly formed, is not operational and has no shareholders, the Company has not produced or delivered an annual benefit report; however, it will do so in compliance with Section 5-6C-08 of the Maryland Code as applicable.  While the Company has flexibility under Maryland law in conducting the requisite assessment and reporting on the societal and environmental performance in accordance with a “third-party standard” (applied consistently or with an explanation for inconsistent application), the Company, subject to review and consideration by the Board of Directors, will likely utilize the United Nations’ Principles for Responsible Investment (“UNPRI”) as its third-party standard for purposes of Section 5-6C-08(a)(2) and the annual benefit report.  The Company will also deliver and post its most recent annual benefit report to its public website once applicable and its public website is operational.  See Id. § 5-6C-08(c)(1).  In addition, we note that Humankind Investments LLC (the “Adviser”) has become a signatory of the UNPRI, which itself requires reporting on responsible investment metrics under the UNPRI.  Those metrics would serve as part of the basis for the Company’s benefit report.

November 13, 2020

For the reasons described above, as an open-end investment company structured as a Maryland corporation, the Company has satisfied the requirements to date in order to elect to be a Maryland Benefit Corporation under the Maryland Code.  For the reasons set forth above, it is anticipated that the Company will satisfy all remaining requirements under the Maryland Code as such requirements become applicable.

B. The implications to the Fund and investors if you subsequently fail to qualify as a Benefit Corporation

After the State Department of Assessments and Taxation of Maryland’s initial review and approval that the Company has satisfied the initial criteria of qualifying as a Maryland Benefit Corporation, Maryland does not disqualify benefit corporations.  In the unlikely event the Company were to “fail to qualify” under the Maryland statute we do not believe there would be implications to the Fund and investors, though it may warrant disclosure to shareholders depending upon the facts and circumstances; for example, if any non-compliance with the Maryland Code was material and was not corrected within a reasonable time period.  Regardless of the qualification as benefit corporation, the Fund will continue to operate pursuant to its registration statement, pursuing its investment objective and strategy as disclosed to shareholders.

The Company has already satisfied the initial criteria of qualifying as a Maryland Benefit Corporation under the Maryland Code.  Specifically, it has elected to be a Maryland Benefit Corporation in its charter, stated that its purposes are to pursue a general and specific public benefits, and its name satisfies the naming requirements for Maryland Benefit Corporations under the Maryland Code.  See id. § 5-6C-03(a); Id. § 5-6C-06; id. § 5-6C-03(c).  The Company’s Articles of Incorporation, Exhibit 99(a)(1) to the Form N-1A filed by the Company on August 17, 2020, have been accepted for record by the State Department of Assessments and Taxation of Maryland, demonstrating satisfaction of these requirements.  The Company currently has no plans to terminate its status as a Maryland Benefit Corporation and any such termination would require both Board and shareholder approval.

November 13, 2020

C. How you intend to comply with the requirements to make a required annual benefit report available; and disclose how investors may obtain a copy

The Company intends to comply with the requirements to deliver the annual benefit report by electronic or other acceptable means under Maryland law and will provide information in the prospectus on where the most recent annual benefit report can be found on its website.  See Md. Code Ann., Corps. & Ass’ns § 5-6C-08(b).  The Company will indicate that shareholders may also request a paper copy and will provide instructions for how to make such a request.  Disclosure has been added to the “Where to Find Additional Information” section of the Prospectus.

D. What Article Fourth of your Articles of Incorporation means in practical terms and where you have disclosed its impact to investors

Section (a) of the Fourth Article of the Company’s charter states the purposes for which the Company is formed and the business to be carried on and promoted by the Company.  These include (1) creating a general public benefit; (2) creating the specific public benefit of supporting socially optimal economic outcomes; (3) to engage in the business of investing, reinvesting, or trading in securities as an investment company classified under the Investment Company Act; and (4) to engage in other lawful business or activity.

The Fourth Article of the Company’s charter and the Company’s election to be a Maryland Benefit Corporation do not dictate or define a particular investment for the Fund.  The Fund’s strategy is a part of and consistent with the Company’s purpose of creating public benefits through activities that promote a combination of general and specific public benefits.  The Fund, as a series of the Company, intends to promote public benefits through its investment activities.  Specifically, as determined by the properties of the Humankind US Equity Index (the “Index”), the Fund will invest in public companies that [Humankind Indexing LLC] (the “Index Provider”) has determined to have the most positive impact on humanity, defined as investors, customers, employees, and members of society.  In that regard, the selection to be a Maryland Benefit Corporation (with the associated purposes) is essentially a commitment to investing in companies believed to have a greater likelihood of having a positive impact on society and the environment at large (humanity) as determined by the Index Provider’s humankind value score.  The humankind value/score consists of a quantitative analysis that aims to calculate the comprehensive economic value of a company based not only upon its financial performance metrics but also on the costs and benefits to society from conducting its business.  In this way, the Index Provider, and in turn the Fund’s portfolio, does not necessarily exclude any particular company, but rather focuses on the impact each company has in the aggregate on humankind.

In practical terms, this means that the Fund, as a series of the Company, will invest so as to correspond generally to the performance of the Humankind US Equity Index.  By investing in a representative sampling of securities that make up the Humankind US Equity Index, the Fund will be pursuing and promoting the purpose of creating a material, positive impact on society and the environment, and supporting socially optimal economic outcomes as delineated by the Humankind US Equity Index.

November 13, 2020

The Fund’s registration statement states throughout that it will seek to correspond generally to the performance of the Humankind US Equity Index.  We have added disclosure in the “Principal Investment Strategies,” “Principal Risks,” “Additional Information about the Fund’s Investment Objectives and Strategies,” “Additional Information about Risks,” and “Where to Find Additional Information” sections of the prospectus and “Additional Information About Investment Objectives, Risks, and Policies” of the Statement of Additional Information to provide additional disclosure to shareholders regarding the implications of the Company being a Maryland Benefit Corporation.

E. The impact that being a Benefit Corporation may or will have on Fund activities such as proxy voting

As noted above in our response to Comment 2.D, in practical terms, the Fund, as a series of the Company, will invest so as to correspond generally to the performance of the Humankind US Equity Index.  By investing in a representative sampling of securities that make up the Humankind US Equity Index, the Fund will be pursuing and promoting the purpose of creating a material, positive impact on society and the environment, and supporting socially optimal economic outcomes as delineated by the Humankind US Equity Index.

The Fund is considering, subject to review and considerations by the Board of Directors, delegating the voting of proxies to the Adviser.  The Adviser is in turn considering utilizing Institutional Shareholder Services Inc.’s (“ISS”) socially responsible voting policies for the Fund with appropriate oversight by the Adviser.  The Adviser may reserve the ability to vote contrary to ISS’s socially responsible voting recommendation when it believes it is appropriate to do so and consistent with the best interests of the Fund.  In addition, as a Maryland Benefit Corporation, having the purpose of creating a general public benefit and specific benefit is in the best interests of the Company.  See id. § 5-6C-06(c).  Thus, the Fund’s proxy voting activities will be consistent with its investment objective and the Company’s status as a Maryland Benefit Corporation.

F. How electing to be a Benefit Corporation, and any associated changes in the adviser’s or directors’ duties and obligations, is consistent with the obligations imposed upon advisers and directors under the Advisers Act and Investment Company Act

Electing to be a Maryland Benefit Corporation, and any associated changes in the adviser’s or directors’ duties and obligations is consistent with the obligations imposed upon advisers and directors under the Advisers Act and Investment Company Act for the reasons stated below.

November 13, 2020

1) The adviser’s duties and obligations would be consistent with those under the Advisers Act and Investment Company Act

The Advisers Act generally imposes a fiduciary duty on investment advisers and Section 36(b) of the Investment Company Act imposes an additional fiduciary duty on investment advisers in the context of their management of registered investment companies.  See SEC v. Capital Gains Research Bureau, Inc., 375 U.S. 180, 194 (1963); 15 U.S.C. § 80a-35(b).  This fiduciary duty under the Advisers Act comprises a duty of care and a duty of loyalty.  Commission Interpretation Regarding Standard of Conduct for Investment Advisers, 84 Fed. Reg. 33,669, 33,669 (July 12, 2019).  As disclosed in the Form N-1A filed on August 17, 2020, the Fund’s Adviser is structured as a Delaware public benefit limited liability company.  As such, under Delaware statute, the Adviser is required to manage its affairs in a way that considers, among other things, “the best interests of those materially affected by the limited liability company’s conduct.”  Del. Code tit. 6, § 18-1204(a).  Because the Fund is among “those materially affected by the [Adviser’s] conduct,” the Adviser must still consider the best interests of the Fund.  In addition, there is greater consonance between the Adviser’s pursuit of its purposes under its charter and that of the Fund as a series of the Company because both the Adviser and the Company are pursuing essentially the same public benefits, thus mitigating potential conflicts.

•
The Adviser’s stated public benefit purpose is “to operate in a responsible and sustainable manner and to produce a public benefit or benefits, and […] in a manner that balances the members’ pecuniary interests, the best interests of those materially affected by the [Adviser’s] conduct, and the public benefit or public benefits set forth in the Certificate of Formation.  The [Adviser’s] specific benefit purpose is to operate its business to support socially optimal economic outcomes.  In particular, any corporate actions or investments made by or through the [Adviser] will be evaluated through the lens of social responsibility.  The [Adviser] defines its socially responsible philosophy as follows: The benefits and costs of economic activity to company owners will be evaluated together with the benefits and costs provided to or imposed upon all other stakeholders, including, but not limited to, consumers, employees, and members of society at large to determine the economic value provided to humankind.”

November 13, 2020

•
Under its charter, the Company’s stated public benefit purposes include creating a general public benefit and the specific public benefit of supporting socially optimal economic outcomes.  The Company’s specific public benefit matches the specific public benefit of the Adviser, as stated under its Certificate of Formation:  “The [Adviser]’s specific benefit purpose is to operate its business to support socially optimal economic outcomes.”  In particular, any corporate actions or investments made by or through the Benefit Corporation will be evaluated through the lens of social responsibility. The Benefit Corporation defines its socially responsible philosophy as follows: The benefits and costs of economic activity to company owners will be evaluated together with the benefits and costs provided to or imposed upon all other stakeholders, including, but not limited to, consumers, employees, and members of society at large to determine the economic value provided to humankind.”

As detailed above, the Adviser’s obligations in satisfying obligations under its charter pursuant to the Delaware statute are aligned with its duties and obligations under the Advisers Act, the Investment Company Act, as well as the contractual obligations that will be laid out in the advisory contract between the Fund and the Adviser.

2) The directors’ duties and obligations would be consistent with those under the Investment Company Act

The Investment Company Act and its rules impose various responsibilities on directors.  Fund directors play an important role in actively overseeing management of registered funds and representing the interests of shareholders consistent with any such funds’ organizational documents created under state law and applicable registration statements under federal law.  The Investment Company Act’s regulatory framework makes board’s / independent directors responsible for monitoring inherent conflicts of interest between fund managers and fund shareholders.  The statutory responsibilities of boards include annually evaluating and approving the fund’s contract with the adviser and approving Rule 12b-1 plans, among other responsibilities.  See 15 U.S.C. § 80a-15(c); 17 C.F.R. § 270.12b-1(d).  Boards must oversee a fund’s compliance program as well as the process by which fund disclosure (including prospectuses) is prepared, reviewed, revised, and updated.  See 17 C.F.R. § 270.38a-1; SEC Form N-1A.  Also, as part of its general oversight responsibilities, the board monitors various fund matters, including investment performance, risk management, custody of assets, and shareholder services.

November 13, 2020

Any duties of directors of an open-end investment company structured as a Maryland Benefit Corporation would not interfere with the statutory obligations of such directors under the Investment Company Act.  Any such duties of directors, like directors of an open-end investment company structured as a regular Maryland Corporation, necessarily are colored by (i) state statutory and common law standards of responsibility and (ii) the “product” being sold to shareholders as reflected in the disclosures in the offering documents / registration statement.  Section 5-6C-07(a)(1) of the Maryland Code provides additional considerations for directors of Maryland Benefit Corporations in their deliberations as to whether the director reasonably believes that something is in the best interests of the benefit corporation.  Md. Code Ann., Corps. & Ass’ns § 5-6C-07(a)(1).  While these additional considerations may add elements of review by directors of Maryland Benefit Corporations, they do not change the fundamental question before a director of an investment company discharging their duties and obligations under the Investment Company Act in any of the circumstances listed above or otherwise:  whether the item at issue is in the best interests of the corporation and its stockholders.  Section 5-6C-07(a)(1) of the Maryland Code explicitly incorporates into the Maryland Benefit Corporation’s directors’ duties the determination of what is in the best interest of the corporation, the company’s stockholders, the employees and workforce of the benefit corporation and its suppliers, the interests of customers as beneficiaries of the general or specific public benefit purpose of the benefit corporation, as well as general community and societal considerations.  The Maryland Code also permits a director of a Maryland benefit corporation wide latitude in exercising their business judgment and consideration of “any other pertinent factors or the interests of any other group the director determines are appropriate to consider.”  Id. § 5-6C-07(a)(2).

While the list of various possible constituencies goes beyond just shareholders, the consideration of those constituencies on director decision-making would still need to be reviewed in the framework of their “business judgment.”  For instance, pursuant to Section § 5–6C–07, a director of a benefit corporation has the same duties of a director of a Maryland corporation that has not elected to be a benefit corporation.  In particular, a director of a Maryland corporation and a director of a Maryland benefit corporation must act (a) in good faith; (b) in a manner reasonably believed by the director to be in the best interests of the corporation; and (c) with the care that an ordinarily prudent person in a like position would use under similar circumstances.  See Md. Code Ann., Corps. & Ass’ns § 5-6C-07(a) and § 2-405.1.  By statute that best interest determination can be based upon support for the creation of a general or specific public benefit.  Fundamentally, the Maryland Code states in Section 5-6C-06(c) that the purpose of creating a general or specific public benefit is in the best interests of the benefit corporation and, in that regard, any shareholder purchasing the Fund will be accepting that premise with the consideration of the broadened constituencies included.   Because the Fund will passively seek to correspond with the performance of the Index, the decision making of the Fund’s directors will include monitoring the Index and the Fund’s performance, similar to any director overseeing a passively managed fund.  The Maryland Benefit Corporation statutory requirements are flexible and, through the Company’s organizational documents (including the disclosures in the registration statement), akin to being part of an investment strategy.  With all of the appropriate disclosures to shareholders (strategy, risks, etc., and the required subsequent annual benefit reports, as applicable), the decision of whether to invest or stay invested in such an entity and thus support the strategy, like all other registered funds, will be left to shareholders.

November 13, 2020

Summary Prospectus

Fee Table, p.6

3.	Comment

Briefly explain to us the Fund’s process for estimating Other Expenses and determining that its estimate was reasonable.

Response

The Fund is leveraging the expertise of a third-party administrator in order to estimate the “Other Expenses” contained in the fee tables.  The Fund believes that such estimate will incorporate the stated fees due to the Fund’s various service providers as well as reasonable estimates of any variable fees and expenses.

4.	Comment

Please confirm whether the Fund plans to enter into an Expense Reimbursement agreement as noted in the fee table in brackets. If so, please include appropriate disclosure in a footnote to the fee table.

Response

The Fund plans to enter into a unitary fee arrangement and corresponding amendments have been made throughout the Form N-1A to reflect this change.

Fee Example, p. 6

5.	Comment

Please note in the narrative disclosure that the Fund’s waiver is shown only for the contract period.

Response

Requested information has been updated.

November 13, 2020

Principal Investment Strategies, p. 6

6.	Comment

Please provide the Index Methodology supplementally.

Response

We respectfully acknowledge this comment from the staff and we will respond under separate cover.

7.	Comment

Please revise the language in the second sentence of the Fund’s Principal Investment Strategies to “correspond generally” rather than “is designed to track, as closely as possible” for consistency with the Fund's Investment Objective above.

Response

Requested information has been changed.

8.	Comment

The Fund should more clearly explain its definition of “benefiting humankind” and its specific area(s) of SRI focus.

Response

The “Principal Investment Strategies” and “Additional Information about the Fund’s Investment Objectives and Strategies” sections of the prospectus and the “Additional Information About Investment Objectives, Risks, and Policies” of the Statement of Additional Information” have been updated to explain the definition of “benefiting humankind” and the Fund’s specific areas of SRI focus.

9.	Comment

Please describe in greater detail the factors that the Index Sponsor will consider in evaluating a company’s “humankind value.” The Fund should describe the criteria it uses in determining what issuers it considers to have SRI characteristics, consistent with its chosen SRI definition/focus.

The Fund should also describe its (or the Index Sponsor’s) due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party screens?). Lastly, explain (1) whether the fund’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

November 13, 2020

Response

As stated in the response to Comment 6 above, a detailed description of the Index Methodology will be provided to the staff under separate cover.  The Index Sponsor performs its own analysis of issuers using its proprietary methodology.

While the Fund will typically invest in issuers that meet the SRI criteria of the Index, it may invest in companies that do not meet every one of these criteria. Concerns with respect to one SRI assessment category may not automatically eliminate a company from being considered an eligible investment. The Index may include, and therefore the Fund may invest in, a company that would traditionally be considered “sinful” or “dirty” if, in the Index Sponsor’s determination, the net value provided to humanity, after taking everything into account, is still positive and meets the criteria for inclusion in the Index.  This has been added as a disclosure to the “Principal Investment Strategies” section of the prospectus.

10.	Comment

In the last sentence of the first paragraph, please provide additional detail on the Company’s status as a Maryland Benefit Corporation and its related goals where appropriate.

Response

The “Principal Investment Strategies” section of the prospectus has been updated to provide additional detail on the Company’s status as a Maryland Benefit Corporation and its related goals.

11.	Comment

In the section Humankind US Equity Index, please provide additional detail on what “creat[ing] for humankind” means.

Response

The “Humankind US Equity Index” section of the prospectus has been updated to provide additional detail on what “creat[ing] for humankind” means.

November 13, 2020

12.	Comment

Please disclose the liquidity and diversification adjustments the Index makes.

Response

The “Principal Investment Strategies” section of the prospectus includes a cross-reference to the “Additional Information about the Fund’s Investment Objectives and Strategies” section.  The “Additional Information about the Fund’s Investment Objectives and Strategies” section has been updated to disclose the various adjustments the Index makes.

13.	Comment

Please disclose the nature of the affiliation between the Adviser and the Index Sponsor.

Response

The “Humankind US Equity Index” section of the prospectus has been updated to disclose the nature of the affiliation between the Adviser and the Index Sponsor.

14.	Comment

Please explain how the Index methodology will account for negative and positive changes to a company's “humankind value” if the index is only reconstituted annually. For example, describe how the index methodology will account for circumstances such as an index constituent that experiences an unforeseen scandal, governance crisis, or other event within a one year period that may impact its “humankind score.”

Response

Rebalancing Frequency

The Index will be reconstituted annually [on the last trading day of June] based on the process mentioned above. The Index reconstitution selection day is the [second Friday of June] (or next available trading day). Announcement of the reconstituted Index constituents will be made at the end of selection day.  In addition to reconstitution, the Index Provider reserves the right to amend the Index’s methodology during the same annual reconstitution process.

The Index will also be rebalanced quarterly on the last trading day of [March, September and December]. Index rebalance will include reweighting constituents to their weight on reconstitution date and if there is any necessary deletion of constituents, remaining constituents will be reweighted on pro-rata basis.

Treatment of Corporate Actions

November 13, 2020

Constituents can be added/ deleted from the Index at the quarterly rebalance date following corporate events.

Spin-Offs:

•
Parent company has non-zero weight in the Index and spun-off company is an eligible U.S. domiciled company as defined in section 2.5: Spun-off company will be added to the Index and the combined weight will be the same as parent company’s weight before the spin-off.

•
Parent company has non-zero weight in the Index and spun-off company is not an eligible company based on the restrictions in section 2.5: Spun-off company will not be added to the index and parent company will retain its weight before the spin-off.

•	Parent company is not a constituent of the Index: No action.

Mergers:

•
Merger between 2 Index constituents: The delisted company will be dropped out of the Index and the weight of the constituent that remains will be the combined weight of the constituents before the merger.

•
Merger between the Index constituent and non-Index constituent: If the remaining merged company is the Index constituent, the weight of the constituent will not change. If the remaining merged company is non-Index constituent, the Index constituent will be dropped out.

•	Merger between non-Index constituents: No action.

Treatment of extraordinary events

The Index Provider reserves the right to remove Index constituents at any time following extraordinary events relating to a company’s impact on humanity, as determined by the Index Sponsor. In this case, announcement will be made 10 trading days before the deletion.

Exceptions to this Methodology

The Index Sponsor may at any time make changes to the composition of the Index or to the guidelines while maintaining the Index’s stated objectives.

November 13, 2020

Principal Risks

15.	Comment

With respect to the Sector Risk, please identify any sectors the fund anticipates to be heavily invested in at launch.

Response

Requested information has been updated.

16.	Comment

With respect to the Small- and Medium-Sized Companies Risk, the Fund does not discuss a principal strategy to invest in small and medium-sized companies. Please reconcile.

Response

We respectfully acknowledge the staff’s comment; however, because the Index may include components that are classified as having small or medium market capitalization, we have retained the disclosure for Small- and Medium-Sized Companies Risk.

17.	Comment

With respect to the Liquidity Risk, please confirm that the Fund’s investments in illiquid securities will not exceed 15%.

Response

We confirm that the Fund’s investments in illiquid securities will not exceed 15%.

18.	Comment

Please relocate your Cash Transactions Risk if it is unlikely that you will engage in such transactions

Response

Requested information has been changed.

19.	Comment

Please consider expanding on your Benefit Corporation Risk to address other risks to investors, including, if appropriate, the risks that investor interests may be subordinate to other social interests in the business judgment of the Trustees.

November 13, 2020

Response

We have amended the Benefit Corporation Risk disclosure and disclosed additional details regarding the Company’s status as a benefit corporation, its purpose and the Fund’s strategy.  See also our response to Comment 2.

20.	Comment

Please provide a discussion of Intraday Indicative Value (“IIV”). Please note that the discussion should specifically address how (a) the IIV is calculated (i.e., whether the IIV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the Fund may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of Fund shares. If there are such circumstances, please consider noting that potential as a principal risk. In the second paragraph, revise or remove the phrase “the greater the number of asset classes” given that the Fund appears to be focused on income opportunities.

Response

We respectfully acknowledge the comment; however, we believe the existing lack of discussion of IIV is adequate. We note that Rule 6c-11 does not require ETFs to disseminate an IIV as a condition of reliance on the Rule. See Exchange Traded Funds, 84 Fed. Reg. 57,162, 57,179 (Oct. 24, 2019).

Statutory Prospectus

Additional Information about the Fund’s Investment Objectives and Strategies

21.	Comment

In the first sentence of the third paragraph on page 11, please explain how investing in securities that are not in the Index will help the Fund track the Index.

Response

We have provided additional clarification in “Additional Information about the Fund’s Investment Objectives and Strategies” regarding the circumstances under which the Adviser may invest in securities not in the Index.  We respectfully acknowledge the staff’s comment and believe that the disclosure, as amended, is sufficient.

November 13, 2020

Additional Information about Management

22.	Comment

Please disclose information about the adviser’s background, such as the date it registered and its assets under management. See Item 10(a) of Form N-1A. In addition, to the extent the adviser is new, and does not have experience advising registered funds, or operating strategies with similar focus, please consider the need for additional risk disclosure.

Response

Requested information has been added.

Shareholder Information

23.	Comment

In the first sentence of the section titled Pricing of Fund Shares on page 16, please identify the Exchange on which the Fund’s shares will trade.

Response

The requested information will be added once the Fund has finalized its arrangement with a specific exchange.

Where to Find Additional Information

24.	Comment

On page 21, please confirm whether the Fund plans to rely on Rule 6c-11. If yes, please include language that discloses the additional information required by the Rule that will be available on the Fund's website.

Response

Requested information has been added.

November 13, 2020

Statement of Additional Information

General Information

25.	Comment

In the second paragraph under The Company and the Fund, please identify the Index by name.

Response

Requested information has been added.

Additional Information about Investment Objectives, Risks, and Policies

26.	Comment

In the first paragraph, please provide the Fund’s objective, state whether it is fundamental, and the number of days’ notice the Fund is required to give to shareholders when the Fund changes the objective.

Response

Requested information has been added.

Management of the Fund

27.	Comment

Please confirm the accuracy of your statements that the Board receives regular reports from the Chief Compliance Officer and from personnel responsible for the Adviser’s business resiliency and disaster recovery. In this respect, your filing does not contain any management biographies suggesting individuals who might hold these responsibilities. Please provide additional detail about these roles and the persons who will occupy them, per Item 17(a) of Form N-1A.

Response

We confirm that once operational, the Board will receive regular reports from the Chief Compliance Officer and from personnel responsible for the Adviser’s business resiliency and disaster recovery. In addition, requested information has been added.

Proxy Voting Policy

28.	Comment

The Fund should disclose, where appropriate, how it will approach relevant SRI proxy issues for its portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

November 13, 2020

Response

Requested information has been added.

Part C, p. 81

29.	Comment

Please ensure that all agreements included in Part C are actual (not “form of”) agreements when filed with a pre-effective amendment.

Response

Requested information has been updated.

30.	Comment

Please confirm that the Fund will comply with Fast Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR. See FAST Act Modernization and Simplification of Regulation S-K, Rel. No. 33-10618, Mar. 20, 2019; Rule 411 under the 1933 Act; Rule 0-4 under the 1940 Act.

Response

We confirm that the Fund will comply with Fast Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR.

Signatures

31.	Comment

Please ensure that subsequent amendments include all of the signatures required by Section 6(c) of the Securities Act. In addition, please remove “and certifies that it meets all of the requirements for effectiveness of this Registration Statement on Form N-1A under rule 485(b) under the Securities Act.”

Response

Requested information has been updated.

*          *          *

November 13, 2020

If you have any further comments, please contact me at (202) 654-6378 or Mark Parise at (212) 261-6890.

Sincerely,

/s/ Todd P. Zerega
Todd P. Zerega

TPZ:ta

cc:	James Katz Mark Parise, Esq., Perkins Coie LLP Jay Williamson, U.S. Securities and Exchange Commission